

Gemma Holmes (She/Her) · 3rd

Director of Finance at Firebrand PBC

San Francisco, California, United States · Contact info

230 connections

FIREBRAND PBC

San Francisco State University

Experience

Director of Finance
FIREBRAND PBC
Mar 2012 – Present · 9 yrs 10 mos
Oakland, California, United States

Finance
Swerve Creative
May 2014 – Present · 7 yrs 8 mos
Burlingame, California, United States

Management of all financial reporting, modelling and financial strategies.

Owner
Holmes Bookkeeping · Freelance
Oct 2008 – Mar 2016 · 7 yrs 6 mos
Alameda, California, United States

Management of all financial reporting, cash flow, budgeting, AR AP, payroll, corporation set up and reporting, integration of software for increased efficiencies as well as financial modeling and operations.

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Senior Manager, Leadership Gifts
KQED
2008 – 2009 · 1 yr

- Budgets and Forecasting for the department using SAP Software.
- Management of all projections and tracking of Major Gift Officers.
- Reconciliation of all accounts
- Supervision of workflow of Major gifts support staff

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Education

San Francisco State University
Bachelor of Science (B.S.), Interdisciplinary Studies
2002 – 2005

Volunteer experience

Volunteer
Alameda Meals On Wheels
Sep 2019 – Present · 2 yrs 4 mos
Poverty Alleviation

Volunteer

Volunteer

Pachamama Alliance

Jan 2002 – Present • 20 yrs

Environment